UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 20, 2018

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Entry into a Material Definitive Agreement

ENGAGEMENT AGREEMENT.

On March 20, 2018, Med-X, Inc., a Nevada corporation (Med-X”), executed an Engagement Agreement (“Agreement”) with NMS Capital Advisors, LLC (“Investment Bank” or “NMS”), a registered broker dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (“FINRA”), to act as Med-X’s exclusive financial advisor and placement agent.

Subject to the terms and conditions of the Agreement, NMS will provide the following scope of services:

a)	Advise Med-X with regard to various financing strategies and alternatives regarding its current capitalization plan. This may initially include assisting in the revision or composition of a summary document which would be circulated to potential strategic investors, including Private Investment Firms and/or Investment Banking Firms ("IBF") approved by Med-X, and/or affiliated investors where there is an existing relationship, whether directly or indirectly, with NMS;

b)	Assist Med-X in respect to the raising of capital in the form of Securities as directed and approved by the Company in a Transaction pursuant to Rule 506(c) of Regulation D of Section 4(a)(2) of the Securities Act of 1933;

c)	Assist Med-X in formulating a marketing strategy for the Securities and in developing procedures and a timetable therefor;

d)	Identify and contact prospective purchasers of the Securities;

e)	Provide all verification services of all investors’ accredited investor status as required pursuant to Rule 506(c) of Regulation D of Section 4(a)(2) of the Securities Act of 1933, as amended;

f)	Assist Company in obtaining any debt financing; and

g)	Provide such other mergers & acquisitions advisory services or investment banking services as are customary for similar transactions and as may be mutually agreed upon.

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The term of the Agreement will continue until the earlier of the completion of Med-X’s transaction or six (6) months after the effective agreement date. In consideration for the services of NMS, NMS will be entitled to the following compensation:

a)	An engagement retainer fee of 40,000 shares of Med-X common stock issuable upon the execution of the engagement agreement;

b)	A selling commission for capital or debt financing raised by it ranging from 1% to 8% of total proceeds raised;

c)	Warrants to purchase Med-X common stock; and

d)	Reimbursement of pre-approved NMS expenses. NMS has a two year right of first refusal and tail period with respect to potential capital transactions by Med-X.

A copy of the Agreement is attached as Exhibit 6.6 and incorporated by reference. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement.

Item 9. Exhibits

Exhibit Number	Description

6.6	Engagement Agreement

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.

(Exact name of issuer as specified in its charter)

Date: March 20, 2018	By:	/s/ Matthew Mills
Matthew Mills, President

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